Exhibit 99.1

Can-Fite Signs $42.7 Million Out-Licensing Deal with Ewopharma

●	Swiss Ewopharma to market Piclidenoson and Namodenoson in Central Eastern Europe (CEE)

●	$2.25 million upfront payment with an additional $40.45 million for regulatory & sales milestones and 17.5% royalties are included

PETACH TIKVA, Israel, March16, 2021 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced it has signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, hepatocellular carcinoma (HCC) the most common form of liver cancer and nonalcoholic steatohepatitis (NASH). Under the terms of the distribution agreement, Ewopharma will pay to Can-Fite $2.25 million upfront with up to an additional $40.45 million payable upon the achievement of regulatory and sales milestones plus 17.5% royalties on net sales. In exchange, Ewopharma will have the exclusive right to market and sell Piclidenoson in Central Eastern European (CEE) countries and Namodenoson in CEE countries and Switzerland. Ewopharma has the right to extend the distribution agreement to new indications that Can-Fite may identify for its drug candidates.

Ewopharma is a pharmaceutical marketing organization that helps pharma companies access markets in CEE and Switzerland. In addition to Can-Fite, Ewopharma has distribution agreements with many leading healthcare companies worldwide.

“We are very pleased to enter into this distribution agreement with Ewopharma, a leader in pharmaceutical distribution in Eastern Europe. This is a high-value deal that brings Can-Fite non-dilutive funding, and upon regulatory approval, it gives our products immediate access and distribution in the European market,” stated Can-Fite VP Business Development Dr. Sari Fishman.

Dr. Shila Schneider, Business Development Manager Ewopharma Group, added, “We are honored to partner with Can-Fite and help bring their innovative and much needed new treatments to patients in our market in Central Eastern Europe and Switzerland. This is a key strategic deal with therapies complementing our portfolio in gastroenterology, oncology and immunology and reinforcing Ewopharma’s long-standing commitment to its entire region.”

About Piclidenoson

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with a favorable therapeutic index demonstrated in Phase II clinical studies. It is currently being evaluated in a multinational Phase III study as a treatment for moderate to severe psoriasis and a Phase II U.S. study for the treatment of moderate to severe COVID-19.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson was evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, inflammatory disease and COVID-19. The Company’s lead drug candidate, Piclidenoson, is currently in a Phase III trial for psoriasis and a Phase II study in the treatment of moderate COVID-19. Can-Fite’s liver drug, Namodenoson, is headed into a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and successfully achieved its primary endpoint in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

About Ewopharma AG

Ewopharma AG, headquartered in Schaffhausen, Switzerland, is a pharmaceutical marketing company focused on Central Eastern Europe and Switzerland. With more than 60 years’ presence in the region, Ewopharma has extensive knowledge of these markets and enjoys a privileged position in the area. The company covers all aspects of market access and commercialization of ethical pharmaceutical and consumer health products. Further information is available at www.ewopharma.com .

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the impact of the COVID-19 pandemic; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114